August 12, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg

Re:	EPIX Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-21863
Ladies and Gentlemen:
This letter is submitted on behalf of EPIX Pharmaceuticals, Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Kim Cobleigh Drapkin dated August 4, 2008 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-7
2. Significant Accounting Policies, page F-7
Revenue, page F-10
1.	It appears from your disclosure that you recognize non-refundable upfront license fees and guaranteed time-based payments differently depending on the facts and circumstances. Revise your disclosure to include the facts and circumstances for recording each as revenue for each method (i.e. ratably or based upon the level of research services performed). Described the nature of your guaranteed time-based payments. Further, F-12 indicates that you recognize non-refundable license fees only ratably. If this is the case, and you do not recognize non-refundable license fees based upon the level of research service performed, it appears you may need to clarify your disclosure on F-10.

Response 1:

Division of Corporation Finance
Securities and Exchange Commission
August 12, 2008

Our revenue recognition accounting policy contemplates recognizing revenue from non-refundable upfront license fees and time based payments, not specifically tied to a separate earnings process, either ratably or based upon the level of research services performed depending on the facts and circumstances of each agreement. We currently recognize all non-refundable upfront license fees from our ongoing collaboration agreements ratably over the period during which we have a substantial continuing obligation to perform services. To the extent that we do not have a substantial continuing obligation to perform services, we recognize revenue upon receipt of the upfront license fees. We are not party to any agreements with guaranteed time based payments. We have revised our disclosure of significant accounting policies in our quarterly report on Form 10-Q for the period ended June 30, 2008 to reflect the fact that non-refundable upfront license fees are recognized ratably over the period during which we have a substantial continuing obligation to perform services so that our disclosure is consistent.
13. Strategic Alliances and Collaborations, page F-24
2.	Please revise your disclosure of your agreement with GlaxoSmithKline to include a description of all of your rights and obligations, the performance period, all deliverables including your obligation to participate in a joint steering committee and the contractual cash flows as stipulated in the agreement. A tabular disclosure may be useful. Describe the revenue recognition method you employ for each deliverable and the basis for using each revenue recognition method.

Response 2:

We believe that the disclosure contained in our Form 10-K for the year ended December 31, 2007 reflects the material terms of our agreement with GlaxoSmithKline. However, in response to the Staff’s comment, we will revise the disclosure of our agreement with GlaxoSmithKline in our Form 10-K for the year ending December 31, 2008 to include the information requested by the Staff, including a description of our rights and obligations, the performance period, deliverables, our obligation to participate in the joint steering committee and the nature of the contractual cash flows. We have included our proposed revisions (marked by underlining) to the disclosure below:

GlaxoSmithKline

On December 11, 2006, the Company entered into a development and license agreement with SmithKline Beecham Corporation, doing business as GlaxoSmithKline, and Glaxo Group Limited to develop and commercialize medicines targeting four G-protein coupled receptors, or GPCRs, for the treatment of a variety of diseases, including an option to license the Company’s 5-HT4 partial agonist, PRX-03140, and other medicines arising from the four research programs. The other three GPCR targets are new discovery programs. PRX-03140 is currently in early-stage clinical development for the treatment of Alzheimer’s disease. GlaxoSmithKline does not have options to any of the Company’s other clinical programs besides PRX-03140.

Under the terms of the agreement, the Company is obligated to carry out a research and development program, at its own cost, for PRX-03140 and three research targets, to discover and

Division of Corporation Finance
Securities and Exchange Commission
August 12, 2008

develop compound candidates through proof of concept, typically defined as the completion of Phase 2 clinical studies. Upon completion of the proof of concept package for each of the four programs, GlaxoSmithKline has the exclusive option, exercisable at GlaxoSmithKline’s sole discretion, to license such compound. The research term began on December 11, 2006 and continues for a minimum of six years and may be extended to December 11, 2020. During the research term, the Company is obligated to participate on a joint steering committee, comprised of members from GlaxoSmithKline and EPIX, that oversees the collaboration. At the end of the research term, the Company can elect at any time to withdraw from participation in the joint steering committee, or other committees established under the agreement.
Pursuant to the collaboration agreement, the Company granted GlaxoSmithKline an exclusive option to obtain exclusive, worldwide license rights to complete the development and to commercialize the products initially developed under each of the Company’s four research programs under the collaboration agreement. In return for those options and in consideration of the development work to be performed by the Company under the collaboration agreement, GlaxoSmithKline paid the Company an initial payment of $17.5 million. The Company also entered into a stock purchase agreement with GlaxoSmithKline providing for the issuance and sale to GlaxoSmithKline of 3,009,027 shares of the Company’s common stock for an aggregate purchase price of $17.5 million, which represented the fair value of the Company’s common stock.
The Company is recognizing the initial payment of $17.5 million as revenue ratably over the fourteen-year maximum research term from December 11, 2006 through December 11, 2020. The Company has no substantive obligations to GlaxoSmithKline upon the expiration of the research term. The Company has recognized $X.X million of the $17.5 million as revenue from inception of the contract through December 31, 2008.
The Company may be eligible for up to an aggregate of $1.2 billion in additional nonrefundable option fees and milestone payments that relate to the achievement of certain development, regulatory and commercial milestones across the four research programs. As the option fees and milestone payments represent significant performance risks, the Company recognizes the payments as revenue when the performance obligations, as defined in the contract, are achieved. The Company has recognized $X.X million of revenue for milestone payments received from inception of the contract through December 31, 2008. In addition, GlaxoSmithKline is obligated to reimburse the Company for certain clinical and discovery costs across all four research programs. The Company recognizes the reimbursement of such research and development costs by GlaxoSmithKline as revenue as the related costs are incurred in accordance with EITF Issue No. 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company has recognized $X.X million of revenue from inception of the contract through December 31, 2008 associated with cost reimbursements from GlaxoSmithKline.
The Company is also eligible to receive tiered, double-digit royalties based on net sales by GlaxoSmithKline of any products developed under the collaboration agreement. The specific

Division of Corporation Finance
Securities and Exchange Commission
August 12, 2008

royalty rates will vary depending upon a number of factors, including the total annual net sales of the product and whether it is covered by one of the Company’s patents. GlaxoSmithKline’s royalty obligation under the collaboration agreement generally terminates on a product-by-product and country-by-country basis upon the later of (i) the expiration of the Company’s last patent claiming the manufacture, use, sale or importation of the product in the relevant country and (ii) twelve years after the first commercial sale of the product in the relevant country. Royalties, if any, will be recognized as revenue when earned, are reasonably estimable and collection is probable, which is typically upon receipt of royalty reports from the licensee or cash.
If GlaxoSmithKline does not exercise any of the four options, the collaboration agreement will expire upon the expiration of the last such option. Otherwise, the collaboration agreement will expire on a product-by-product and country-by-country basis upon the expiration of the royalty payment obligations for each product in each country.
The Company has retained an option to co-promote products successfully developed from the 5-HT4 program in the United States. Under any such co-promotion arrangement, the collaboration agreement provides for GlaxoSmithKline to direct the promotional strategy and compensate the Company for its efforts in co-promoting the product.
The Company has responsibility and control for filing, prosecution or maintenance of any of its patents that are the subject of an option to GlaxoSmithKline under the collaboration agreement, provided that in the event an option is exercised, responsibility and control of the patents subject to such option transfers to GlaxoSmithKline.
The parties each have the right to terminate the collaboration agreement if the other party becomes insolvent or commits an uncured material breach of the collaboration agreement. In addition, GlaxoSmithKline has the right to terminate the collaboration agreement in its entirety, and to terminate its rights to any program developed under the collaboration agreement on a regional or worldwide basis, in each case without cause. Upon a termination of the collaboration agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the grant of continuing license rights, continued commercialization rights and continuing royalty obligations.
In addition, at the Staff’s request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission
August 12, 2008

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 761-7600.
Sincerely,
/s/ Kim Cobleigh Drapkin
Kim Cobleigh Drapkin
Chief Financial Officer

cc:	Elkan Gamzu, Chief Executive Officer
Christopher J. Denn, Goodwin Procter LLP
Edward A. King, Goodwin Procter LLP